Mail Stop 6010

March 6, 2007

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011

Re: CastlePoint Holdings, Ltd.
Amendment No. 1 to the Registration Statement on Form S-1
File No. 333-139939

Dear Sir or Madame:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Consolidated Notes to Financial Statements
Note 2—Summary of Significant Accounting Policies
Premiums Earned and Reinsurance, page F-8

1.   You refer to additional premium to be received in connection with the reinstatement of excess of loss reinsurance. Please quantify on a supplemental basis the amount of 2006 additional premium and the expected magnitude of this amount in future periods. If material, disclose how you expect to account for additional premium, including the methods and key assumptions necessary to make related critical accounting estimates. Explain your terminology "five full times with a per occurrence limit of $6 million and an annual aggregate limit of $18 million."

Note 14—Earnings per Share, page F-28

2.   You excluded outstanding stock options and warrants from your computation of diluted earnings per share because they were anti dilutive but included them in your calculation of diluted book value per share. Please explain this apparent inconsistency.

*   *   *

You may contact Frank Wyman at (202) 551-3660 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Song Brandon at (202) 551-3621 or me at (202) 551-3710 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Roslyn Tom, Esq.
        Baker & McKenzie LLP
        1114 Avenue of the Americas
        New York, NY 10036